Exhibit 1-1

FIRSTENERGY VENTURES CORP.
Consolidated Balance Sheet (Unaudited)
                 September 30, 2005
(In Thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$-
Receivables:
Associated companies	3,832
Other	4,797
Notes receivable from associated companies	44,870
Material and supplies	560
Prepayments and other	3,079
57,138

PROPERTY, PLANT AND EQUIPMENT:
In service	204,346
Less: Accumulated provision for depreciation	39,293
165,053
Construction work in progress	-
165,053

INVESTMENTS:
Other	43,714
43,714

DEFERRED CHARGES:
Goodwill	67
Other	2,690
2,757

TOTAL ASSETS	$268,662

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-term debt	$4,054
Short-term borrowings	873
Notes payable to associated companies	-
Accounts payable
Other	263
Associated companies	1,295
Accrued taxes	1,695
Accrued interest	697
Other	-
8,877

CAPITALIZATION:
Common stockholder’s equity	110,640
Long-term debt	130,000
240,640

DEFERRED CREDITS:
Accumulated deferred income taxes	11,900
Other	7,245
19,145

TOTAL LIABILITIES & CAPITALIZATION	$268,662

Exhibit 1-1

FIRSTENERGY VENTURES CORP.
Consolidated Statement of Operations (Unaudited)
(In Thousands)

	Three Months
	Ended	Year-to-date
	Sept. 30, 2005	Sept. 30, 2005

REVENUES	$9,321	$31,474

EXPENSES:

Fuel expense	1,110	3,637
Other operating expenses	3,637	12,046
Provision for depreciation and amortization	2,569	7,686
General taxes	61	187
Total expenses	7,377	23,556

INCOME BEFORE INTEREST & INCOME TAXES	1,944	7,918

NET INTEREST CHARGES:

Interest expenses	2,182	6,584
Capitalized interest	-	-
Net interest charges	2,182	6,584

INCOME TAXES/(BENEFITS)	(355)	1,139

NET INCOME	$117	$195